KOOR INDUSTRIES, LTD.

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                                          Office of Legal Counsel
                                          21 Ha'arba'ah st.
                                          Tel-Aviv 64739
                                          Israel
                                          Tel.:  972-3-6238420
                                          Fax:   972-3-6238425


                                          11 July 2001

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
The Securities Authority      The Tel Aviv Stock Exchange     The Registrar of Companies
22 Kanfei Nesharim St.        54 Ahad Ha'am St.               97 Yafo St.
Jerusalem 95464               Tel Aviv 65202                  Jerusalem 91007

Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,



Re:   Immediate Report (NO. 06/2001) - cont.
      Koor Industries Ltd. (Company No. 52-001414-3)



Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:

Upon the Securities Authority's request and following the Immediate Report 06/2001 regarding the rating of the Maalot company, attached please find the summary as shown in the Maalot report.


                                                Yours Sincerely,


                                                Shlomo Heller, Adv.
                                                Legal Counsel






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                                1. Debentures in circulation
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                       Par value in   Payback      Linkage      Interest     Balance as at     Rating
                           NIS         period                                  3/12/00
                         thousands                                             (NIS-000)
                                                                             incl. current
                                                                               maturities
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
    Convertible
    debentures,          70,305      2001-2003       CPI          2.75%         108,703          A-
     Series F
======================================================================================================
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                                 2. Summary

Koor Industries Ltd. ("the Company" or "Koor") is a public company trading on the Tel Aviv Stock Exchange and NASDAQ, and is owned by Claridge Israel (27.48%), Hapoalim Assets Ltd. (19.24%), Bank Hapoalim funds (5.54%), Mr. Jonathan Kolber (5.13%), and the Provident Funds of Bank Leumi (4.64%). In its financial statements for the first quarter, Bank Hapoalim reported that its investment in Koor would be sold. Maalot believes that the interested party in Koor-Claridge will try to find an investor to join it in buying the shares of Bank Hapoalim in order to preserve the core control.

Koor is one of the three largest and strongest companies in Israel, and operates in a relatively small number of focus areas: telecommunications technology (mainly through Telrad and ECI), military electronics (through Elisra Group), agrochemicals (through Makhteshim Agan Industries), and venture capital investments. The Company intends to continue managing and enhancing its principal holdings and making new investments in the venture capital field and growth companies. Maalot estimates that there has been an increase in the risk inherent in telecommunications technology over the past year, due to high investments which were made and which are not expected to show short-term yields, low penetration of telecommunications services compared with the projections, an increase in competition, the accumulation of stocks, and an increase in the customer risk of suppliers. This deterioration is also noticeable in the activities of ECI and Telrad, mainly in the results of Q1 2001. In addition, the deterioration which is apparent in the financial markets makes disposal, issuances and the creation of an "exit" difficult, particularly in the telecommunications and technology fields but also in other areas.

Maalot estimates that the fact that the coefficient between some of the sectors of operation is low, reduces the business risk to some extent. Nevertheless, the spread among the sectors of operation of its investment portfolio compared with the leading holding companies is low. Furthermore, in most of the focus areas, the Company holds one company, which leads to dependence on a small number of companies in the investment portfolio and to a reduction in financial and business flexibility. Maalot believes that the business risk involved in all the Company's activities (including reduction of the risk deriving from the size of the Company in the economy and the spread deriving from the areas of its operation), is lower than the average.

Maalot estimates that over the past year (and especially in the first half of 2001), the Company has suffered a sharp decrease in the value of its holdings (mainly the erosion of the value of its holding in ECI), opposite a measure of increase in its financial debt, which have caused a considerable worsening in the debt to value of holdings ratio which is less than 2 and lower than the average of the leading holding companies. Maalot believes that the disposal potential of the private companies which Koor holds (by means of sale to an outside investor or a public offering), is relatively low, and that the financial risk involved in the Company's activities is slightly lower than average.
Maalot estimates that despite the focus strategy, the management has not completed its efforts to enhance its holdings (mainly ECI), despite the managerial efforts made in the past and still being made. Changes which have occurred in the telecommunications and technology sectors and in the financial markets, make it difficult to enhance the holding in ECI. We note that the value of ECI in Koor's books is considerably higher than ECI's market value (even after significant reduction made by Koor in the first quarter).
Malot will continue to monitor developments in the Company and their effect on its financial soundness.